Direct Dial: 212.468.4944

Personal Fax: 212.974.6969

Email: rnorton@dglaw.com

February 21, 2018

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc
Form 20-F for the Fiscal Year Ended December 31, 2016 (the “Form 20-F”)
Filed April 28, 2017
File No. 000-16350

Dear Mr. Pacho:

On behalf of WPP plc (the “Company”), this letter responds to the questions raised by the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) in telephone conversations between the Staff of the Division and the Company, its auditors and counsel on February 1, 2018, and February 9, 2018, on the Form 20-F.

On such calls, the Staff questioned:

-	historical presentation of ‘net sales’ and its compliance with IAS 1;

-	historical practice of deducting ‘direct costs’ in arriving at ‘net sales’ in light of the Staff’s view that this measure does not take account of all other costs necessary to produce revenue;

-	whether the use of the measure ‘net sales’ as historically calculated by the Company is appropriate in general, particularly in light of the SEC rules on non-GAAP measures; and

-	the Company’s internal control over financial reporting in light of the Company’s decision to revise its presentation in future filings.

In this letter we first address why the Company’s historical income statement presentation was appropriate and compliant with IFRS. Second, we describe the Company’s plan to revise its income statement presentation beginning with the Form 20-F for the year ended December 31, 2017 (an example of the revised reporting is in Appendix 1 to this letter), including segment reporting of ‘net sales’ (to be referred to as “revenue less pass-through costs” in future filings) at the segment level only on a non-consolidated basis. Third, we address the non-GAAP measures questions, and describe the Company’s planned approach to reporting the measure of revenues less pass-through costs in its earnings releases going forward. Finally, we address the Staff’s questions regarding internal control over financial reporting.

Carlos Pacho

Securities and Exchange Commission

February 21, 2018

I. Historical filings and application of IFRS

The historical presentation of the Company’s income statement and the use of the subtotal ‘net sales’ as described in the Form 20-F was and is appropriate under IAS 1. While IAS 1 does contain guidance on the format of an income statement and sets out key principles related to financial statement presentation, IFRS is not prescriptive in its format requirements, allowing companies to apply the principles in the most relevant presentation for their business and users of the financial statements. Companies have evolved their own presentation formats for IFRS purposes that comply with the standard’s requirements and its overarching principle of providing relevant information for the users of financial information.

“Relevant”, as a term used in both IAS 1.99 and IAS 1.85, is described in the Conceptual Framework as follows: “Relevant financial information is capable of making a difference in the decisions made by users. Financial information is capable of making a difference in decisions if it has predictive value, confirmatory value, or both. The predictive value and confirmatory value of financial information are interrelated.” [CF QC6-QC10]. Consistent with the Conceptual Framework, the Company has interpreted relevant in its own context as set out below.

The Company has previously used an income statement presentation that was predominantly aligned with the ‘nature of expense’ method of presentation, as allowed by IAS 1.99, with the net sales subtotal separating certain distinct operating costs. The vast majority of costs deducted from revenues to arrive at ‘net sales’ – primarily media inventory costs and third-party data collection costs – were of a fundamentally different nature from those reported in operating costs. Additional information regarding the nature of the Company’s operating costs is provided in the footnotes to its financial statements. Given the largely ‘nature of expense’ method of presentation, the disclosure of a total cost of services amount was not required. IAS 1.85 states that “An entity shall present additional line items (including by disaggregating the line items listed in paragraph 82), headings and subtotals in the statement(s) presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity’s financial performance”. The acceptability of the subtotal in a predominately “nature of expense” based income statement is further discussed below.

Carlos Pacho

Securities and Exchange Commission

February 21, 2018

IAS 1.85A was added by the IASB to IAS 1 in the December 2014 amendments to IAS 1 to address concerns that subtotals presented in addition to those specified in IFRS could be misleading or given undue prominence. The addition did not remove the option to include a subtotal if deemed by an entity to provide information relevant to an understanding of the entity’s financial performance. As explained in the Company’s previous response letter on October 11, 2017, ‘net sales’ constitutes revenue, accounted for in accordance with IAS 18 Revenue, less direct costs, which are primarily (although not wholly) associated with the Data Investment Management and Media Investment Management operations of the Company. Direct costs are incurred in all four business segments, but represent a much smaller portion of the Company’s costs for the other segments. This information is a meaningful and relevant subtotal because it provides margin information reflecting costs that are primarily pass-through costs and thus have a different characteristic than other operating costs. As a result, ‘net sales’ calculated as described above, conveyed relevant trend information to the users of the Company’s financial statements (including investors and analysts) in order to evaluate the Company’s business.

As required by IAS 1.85A.a., ‘net sales’ as a subtotal is “comprised of line items made up of amounts recognized and measured in accordance with IFRS”, namely revenue and direct costs, which are consistently determined for all business as well as across periods. Revenue and direct costs are “presented and labeled in a manner that makes the line items that constitute the subtotal clear and understandable” as explained in the Company’s revenue recognition accounting policy under the caption “Revenue recognition” (page F-4 of the Form 20-F) in accordance with IAS 1.85A.b., with direct costs representing materially distinct costs including media inventory and third party data collection costs incurred by the Company’s business segments. Net sales as a subtotal is presented alongside subtotals and totals required in IFRS, such as revenue and profit for the year, and, as such, is not misleading because its composition and computation are clearly disclosed and it has been presented alongside the other required IFRS measures to avoid any potential confusion. ‘Net sales’ has been “consistent from period to period” as required by IAS 1.85.c., and has not been “displayed with more prominence than the subtotals and totals required in IFRS”, to comply with IAS 1.85A.d.

We have considered the ‘net sales’ subtotal in context of the guidance in IAS 1.15, which states that “financial statements shall present fairly the financial position, financial performance and cash flows of an entity. Fair presentation requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the Framework. The application of IFRSs, with additional disclosure when necessary, is presumed to result in financial statements that achieve a fair presentation”. The insertion of the ‘net sales’ subtotal is not misleading as its composition and computation is clearly disclosed, it has been consistently applied period over period, it is not displayed more prominently than the required IFRS amounts or subtotals and, most importantly, is presented alongside the required IFRS measures which are clearly labelled using IAS 1 terminology to avoid any possible confusion. Further, direct costs were not purporting to be a cost of services measure, given it is clear in the financial statements that the largest elements of costs of services for a service-based business are staff costs, which were clearly reported in operating expenses within footnote 3.

Carlos Pacho

Securities and Exchange Commission

February 21, 2018

To assist the Staff in understanding the Company’s decision to present the subtotal for ‘net sales’, we provide additional detail about the Company’s business and its evolution below. While we acknowledge that the segmental analysis and internal reporting structure is primarily relevant for the purposes of IFRS 8 reporting and not determinative for IAS 1 purposes, we do view such information as relevant on a consolidated basis for the readers of the financial statements to ensure a full understanding of the Company’s financial performance.

Data Investment Management, which is the term used to describe the Company’s market research businesses, has, and continues to be, an integral part of the Company’s business, and the use of ‘net sales’ calculated as described above has always been a key performance measure used by management and external parties alike to understand the performance of the business (it was referred to as ‘gross profit’ prior to 2014). This part of the Company’s business has always contracted as principal with clients and so the costs and revenue have always been presented gross. The concept of agent accounting is not relevant in this segment.

Within Media Investment Management, which is the term used to describe the Company’s media buying and planning businesses, the focus on ‘net sales’ as an additional performance measure to revenue is a more recent development. In 2014, the Media Investment Management businesses began to purchase digital media space on their own account and take on inventory risk, as opposed to acting only as agent on behalf of their clients. As a result, the businesses demonstrated revenue growth that outpaced the comparative profit growth. ‘Net sales’, which had previously been included as a subtotal as outlined above, was used as an additional measure to judge the business growth and margins achieved. The Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications businesses have a small amount of direct costs, which are minimal compared to Media Investment Management and Data Investment Management. For consistency, these have been deducted in computing ‘net sales’. As such, the margins achieved by these businesses using either a revenue or net sales denominator are not materially different. However, ‘net sales’ is used as a standard and consistent performance measure across the business.

Carlos Pacho

Securities and Exchange Commission

February 21, 2018

In Item 6.B (Compensation) of the Form 20-F, one of the stated business objectives is to “continue to improve operating margins on net sales”, and the Company’s executive compensation structure is aligned with this objective. The Company’s remuneration targets and incentives are aligned with the same objective, and ‘net sales’ is a fundamental key performance measure used throughout the Company to assess performance. The IFRS 8 disclosures are designed to present the performance measures that the Company uses to monitor the business, and for the Chief Operating Decision Maker (“CODM”), the CEO, to review the performance and assess the allocation of resources across the Company. The CODM uses revenue, ‘net sales’ and ‘net sales margin’ to assess the performance of the business, and the users of the Company’s financial statements are provided with the relevant financial information that management themselves use to monitor and understand business performance and remunerate management.

In conclusion, the inclusion of the ‘net sales’ subtotal is acceptable in meeting the requirements as specified in IAS 1.85 for the inclusion of a subtotal and IAS 1.15 relating to the fair presentation of financial statements for previous filings on Form 20-F by the Company.

II. Future filings and disclosures

A.  Financial Statements in Form 20-F

In the Company’s response letters dated November 14, 2017 and January 19, 2018, we included an income statement presentation that reflected the Company’s current view on the most reliable and relevant presentation, based on the Company’s historical, current and future operating model, evolving industry practice, the adoption of new accounting standards, recently issued regulatory guidance and the observations in the SEC comment letters received on Form 20-F. Going forward, for the factors outlined above, the Company considers that the most reliable and relevant presentation is a ‘function of expense’ method of presentation. This necessitates classifying expenses according to their function as part of cost of services or general and administrative, and represents a change in accounting policy under IAS 8.

As an update to the response letter dated January 19, 2018, the Company will remove the net sales subtotal from the income statement presentation in its future filings, and combine the items included in the previous response letter “Direct costs of services” and “Other costs of services” into one line called “Costs of services”. While the existence of a subtotal is encouraged by IAS 1.85 (which says “an entity shall present additional line items…..headings and subtotals” where such subtotals are “relevant to an understanding of

Carlos Pacho

Securities and Exchange Commission

February 21, 2018

the entity’s financial performance”), the Company has determined that the “function of expense” or “cost of sales” presentation basis as suggested in IAS 1.103 combined with the segment information included in footnote 2 and the additional disclosures covering the nature of expenses in footnote 3 is sufficient in combination to ensure that users are able to understand the entity’s financial performance without the need for an incremental subtotal. See Appendix 1 for the proposed revised income statement presentation for the last two fiscal years.

In accordance with IAS 8, these changes will be reflected retrospectively, as required by IAS 8.19(b).

In accordance with IFRS 8, we will continue to present the ‘net sales’ measure, but will rename it ‘revenue less pass-through costs’ alongside ‘revenue less pass-through costs margin’. This will be disclosed by segment as these performance measures are used by the CODM, to assess the performance of the business and to allocate resources. As not explicitly required by IFRS 8, the Company will remove the consolidated total for revenue less pass-through costs and total revenue less pass-through costs margin included in footnote 2 in future filings.

B.  Form 20-F and Form 6-K filings (excluding F-pages)

In the forepart of the filings the Company will not display total revenue less pass-through costs or revenue less pass-through costs margin for the Company on a consolidated basis, with the exception of disclosures that may be included in Item 6.B (Compensation) of the Form 20-F, as the measure is used in certain incentive compensation arrangements. The Company will continue to disclose and discuss revenue less pass-through costs and revenue less pass-through costs margins at the segment level for the reasons outlined above.

C.  Quarterly announcements

In the annual and half-year results announcements of the Company, the Company will present the income statement on a functional basis as proposed in this letter inclusive of the line items revenue, cost of services and gross profit. As mentioned above, the proposed income statement presentation is the most suitable for the business going forward. The Company will present the ‘net sales’ measure, but with the revised description of ‘revenue less pass-through costs’. This will be presented on both a consolidated and segment basis in the press releases and quarterly trading update announcements and treated as a non-GAAP performance measure (Alternative Performance Measure) with the appropriate disclosures and reconciliations included.

Carlos Pacho

Securities and Exchange Commission

February 21, 2018

III. Non-GAAP

As described above, in future filings the Company will treat revenue less pass-through costs as a non-GAAP financial measure. Its inclusion in the earnings release will not violate Regulation G on the basis that the earnings release is subject to the exception set forth in Rule 100(c) of Regulation G, because (i) the Company’s ordinary shares are listed on the London Stock Exchange, (ii) the revenue less pass-through costs measure is not calculated and derived from a financial measure calculated and presented in accordance with US GAAP, and (iii) the earnings release is issued outside the United States before it is released in the United States and before it is submitted to the Commission under cover of a Form 6-K, and is not otherwise targeted at persons located in the United States.

IV. Internal control over financial reporting (“ICFR”)

As described in Sections I and II above, the historical presentation complied with IFRS, but the Company has decided to change the presentation for future filings because it will be an enhancement. There was no error suggesting ineffective ICFR.

In accordance with the change in accounting policy to use a ‘function of expense’ method of presentation, pre-existing financial data from the Company’s current internal reporting process was used to compile the proposed format. As acknowledged by IAS 1.103, preparing the income statement format in a ‘function of expense’ method of presentation required certain judgments to be taken regarding the allocation of certain costs between the “costs of services” and “general and administrative” line items. The previously existing financial statement presentation review controls presiding over the format and presentation of the Company’s financial statements that operate on a regular basis as part of the Company’s financial close and reporting process did not change. The change in presentation necessitated certain incremental review procedures to be undertaken in order to ensure that the judgments taken over the allocations were reasonable.

* * * *

On behalf of the Company we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We trust that this letter is responsive to the Staff’s comments. In light of the Company’s schedule for publishing earnings and filing its Form 20-F for the year ended December 31, 2017, we would appreciate your prompt review of our response. We are available to discuss this matter further at your convenience.

Carlos Pacho

Securities and Exchange Commission

February 21, 2018

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Cc:	Andrea Harris, Group Chief Counsel
Meredith Cross, WilmerHale

Carlos Pacho

Securities and Exchange Commission

February 21, 2018

Appendix 1

Consolidated income statement

For the years ended 31 December 2016, 2015

	2016 £m	2015 £m
Revenue	14,388.9	12,235.2
Costs of services	(11,348.1)	(9,709.2)
Gross profit	3,040.8	2,526.0
General and administrative costs	(977.7)	(894.0)
Operating profit	2,063.1	1,632.0
Share of results of associates	49.8	47.0
Profit before interest and taxation	2,112.9	1,679.0
Finance income	80.4	72.4
Finance costs	(254.5)	(224.1)
Revaluation of financial instruments	(48.3)	(34.7)
Profit before taxation	1,890.5	1,492.6
Taxation	(388.9)	(247.5)
Profit for the year	1,501.6	1,245.1
Attributable to:
Equity holders of the parent	1,400.1	1,160.2
Non-controlling interests	101.5	84.9
	1,501.6	1,245.1
Earnings per share
Basic earnings per ordinary share	109.6p	90.0p
Diluted earnings per ordinary share	108.0p	88.4p